UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: March 2007                                       File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Form 52-109F2-Certification of Interim Filings-CEO

2.

Form 52-109F2-Certification of Interim Filings-CFO

3.

Interim Financial Statements for the Fiscal Quarter ended 11/30/06

4.

MD&A for the Fiscal Quarter ended 11/30/06

5.

News Release dated April 16, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: April 18, 2007

/s/ George Whatley

George Whatley, President & Director